SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                              Immulabs Corporation
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                   657093407
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                                 (CUSIP Number)


                                   Ben Traub
                132-3495 Cambie St. Vancouver BC Canada V5Z 4R3
                                  604-696-0073
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 17, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 657093407

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ben Traub
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia, Canada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
               2,000,000 (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
               2,000,000 (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.88%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) The shares of Immulabs Corp. ("ILAB") common stock covered by this report were purchased by the Reporting Person pursuant to the Stock Acquisition Agreement dated March 17, 2003 ("Stock Acquisition Agreement"), and described in
Item 4 of this report. Mr. Traub reserves the right to transfer beneficial ownership of some or all Shares to other individuals and/or parties who have business associations with Mr. Traub. Mr. Traub acted wholly on his own with respect to the ILAB acquisition; other future recipients of Shares played a "non-active role" and were not participants in the ILAB stock acquisition agreement..

CUSIP No.657093407

________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the "Common Stock") of Immulabs Corp. whose principal address is 132-3495 Cambie St. Vancouver BC Canada V5Z 4R3.
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Ben Traub

     (b)  103-4338 Main St., Suite 905 Whistler BC Canada V0N 1B4

     (c)  Officer and Director of the Issuer

     (d) The reporting person, during the last five years, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The reporting person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f)  Citizenship - Canadian
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Ben Traub purchased  2,000,000  common shares of ILAB for $20,000.00 cash ( 100%
B. Traub personal funds); These shares are to be held in the name of law firm Race & Co, In Trust; Mr. Traub reserves the right to transfer beneficial ownership of some or all of the Shares to other individuals and/or parties who have business associations with Mr. Traub. Mr. Traub acted wholly on his own with respect to the ILAB acquisition; other future recipients of Shares played a "non-active role" and were not participants in the ILAB stock acquisition agreement.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

Ben Traub purchased all the shares of Common Stock solely for investment purposes. On March 17, 2003 Mr. Traub acquired 40.88% control of the Issuer Company.

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; N/A

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the issuer or any of its subsidiaries; N/A

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; N/A

     (d)  N/A

     (e) Any material change in the present capitalization or dividend policy of the issuer; N/A

     (f) Issuer has since acquired ownership in 67 mining claims as well as ownership of certain ore and waste processing technology, and has changed the business direction of the Company from a former biotech company to a Non-Toxic Ore Processing and Environmental Remediation company with a focus on the Mining and Coal Fired Power Plant industries.

     (g)  N/A

     (h)  N/A

     (i)  N/A

     (j)  N/A
________________________________________________________________________________

CUSIP No.657093407

________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

     (a)  Ben Traub 2,000,000 common shares 40.88%

     (b)  Ben Traub has Sole Dispositive and Voting Power.......2,000,000 shares

     (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

     (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

     (e)  N/A
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


None
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


Form 8-k filed by Issuer on March 31, 2003, incorporated herein by reference.
________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 31, 2003
                                        ----------------------------------------
                                                         (Date)


                                                      /s/ Ben Traub
                                        ----------------------------------------
                                                       (Signature)


                                                  Ben Traub, 100% owner
                                        ----------------------------------------
                                                      (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).